WELCOME TO THE

2006 ANNUAL MEETING

of

CAPITOL FEDERAL FINANCIAL



Board of Directors

B. B. Andersen

John B. Dicus, *President & CEO*

John C. Dicus, *Chairman*

Jeffrey M. Johnson

Michael T. McCoy, M.D.

Jeffrey R. Thompson

Marilyn S. Ward

Capitol Federal Management

John C. Dicus, *Chairman*

John B. Dicus, *President, CEO*

R. Joe Aleshire, *Executive Vice President*

Larry K. Brubaker, *Executive Vice President*

Morris J. Huey, II, *Executive Vice President*

Kent G. Townsend, *Executive Vice President*

Tara D. Van Houweling, *First Vice President*

Mary R. Culver, *Corporate Secretary*

James D. Wempe, *VP - Investor Relations*


2006 ANNUAL MEETING
of
CAPITOL FEDERAL FINANCIAL
Continuing on course together

Safe Harbor Disclosure

Except for the historical information contained in this presentation, the matters discussed may be deemed to be forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, that involve risks and uncertainties, including changes in economic conditions in the Company's market area, changes in policies by regulatory agencies, fluctuations in interest rates, demand for loans in the Company's market area, competition, and other risks detailed from time to time in the Company's SEC reports. Actual strategies and results in future periods may differ materially from those currently expected. These forward-looking statements represent the Company's judgment as of the date of this presentation. The Company disclaims, however, any intent or obligation to update these forward-looking statements.

Fiscal Year 2006 at September 30th

(000's omitted)

Total Assets	$8,199,073
Total Loans	$5,221,117
Total Deposits	$3,900,431
Total FHLB Advances	$3,268,705
Total Stockholders' Equity	$863,219

Financial Performance FY 2006

Net Income	$48.1 million
Diluted EPS	$0.66
Net Interest Margin	1.57%
ROAA	0.58%
ROAE	5.58%

Financial Performance FY 2006

Efficiency Ratio	48.03%
Operating Expense Ratio	0.88%
Non-performing Assets to Total Assets	0.10%
Equity to Total Assets	10.53%

Treasury Rates



Fiscal Year 2006 Results

The following asset management strategies were implemented during 2006 to shorten the average life of the Bank's assets to address interest rate sensitivity:

- Purchase of adjustable-rate mortgage-related securities with terms to reprice of 2 years or less.
- Purchase of agency securities with a term to maturity of less than 2 years.
- Swap of fixed-rate mortgage loans for marketable securities, which were sold subsequent to September 30, 2006.

Stock Highlights of Fiscal Year 2006

Book Value per Share $11.89

Total Shares Outstanding   74,031,930

Public Shares Outstanding   20,427,643

Stock Trading Range $31.46 to $35.81

Stockholder Value

Continuing our commitment to stockholder value, the Board declared a $0.50 per share dividend, payable February 16, 2007 to holders of record on February 2, 2007.

2006 Calendar Year Dividends

- CFFN paid $2.00 per share in regular quarterly dividends in 2006.

- CFFN paid $0.09 per share special dividend in December 2006 under the enhanced dividend policy based on fiscal year 2006 earnings.

- Cumulative dividends paid to date total $11.77

Calendar Year Dividend History



Commitment to Community

- Capitol Federal Foundation set a new record by donating over $3.25 million to numerous nonprofit and charitable organizations in our market areas during calendar year 2006.

- Foundation total gifts to date reached approximately $15.5 million in calendar year 2006.



2006 ANNUAL MEETING

of

CAPITOL FEDERAL FINANCIAL

QUESTIONS & ANSWERS


THANK YOU FOR ATTENDING THE
2006 ANNUAL MEETING
of
CAPITOL FEDERAL FINANCIAL

